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                                                               FILED PURSUANT TO
                                                                  RULE 424(B)(3)
                                                       REGISTRATION NO. 33-91258
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                                1,200,000 SHARES

                               VISX, INCORPORATED

                                  COMMON STOCK
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     This Prospectus covers 1,200,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of VISX, Incorporated ("VISX" or the "Company"), which may be offered from time to time by one or all of the selling stockholders named herein (the "Selling Stockholders"). The Company will receive no part of the proceeds of such sales.

     The Selling Stockholders intend to sell the shares offered hereby from time to time in the over-the-counter market at prices prevailing therein, in individually negotiated transactions at such prices as may be agreed upon or a combination of such methods of sale immediately following the date of this Prospectus. The Company will bear all expenses with respect to the offering of the Common Stock, except any underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for the Selling Stockholders. To the extent required, the specific shares of Common Stock to be sold, the names of the Selling Stockholders, the public offering price, the names of any agent, dealer or underwriter and any applicable commission or discount with respect to any particular offer is set forth herein or will be set forth in an accompanying Prospectus Supplement. See "Selling Stockholders" and "Plan of Distribution." The Company's Common Stock is traded on the Nasdaq National Market under the symbol VISX.
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     SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
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     The Selling Stockholders and any broker executing selling orders on behalf of the Selling Stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act. See "Plan of Distribution" for information relating to indemnification of the Selling Stockholders.
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
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                THE DATE OF THIS PROSPECTUS IS OCTOBER 26, 1995

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     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                             ADDITIONAL INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at the Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1994.

          (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1995.

          (3) The Company's Current Report on Form 8-K dated October 16, 1995.

          (4) The description of the Company's Capital Stock contained in its Registration Statement on Form 8-A as filed with the Commission on February 4, 1991, as amended.

     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein, to the extent required, and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be

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modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Katrina J. Church, Vice President, General Counsel, VISX, Incorporated, 3400 Central Expressway, Santa Clara, California 95051 or by telephone at (408) 733-2020.

                                  THE COMPANY

     VISX is a leader in the design and development of proprietary technologies and systems for laser vision correction ("LVC"), an outpatient surgical procedure to treat refractive vision disorders such as nearsightedness, astigmatism and farsightedness with the goal of eliminating or reducing reliance on eyeglasses and contact lenses. In LVC, a computer-controlled excimer laser ablates, or removes, submicron layers of tissue from the surface of the cornea to reshape the eye, thereby improving visual acuity.

     The Company is incorporated in Delaware. The Company's principal executive offices are located at 3400 Central Expressway, Santa Clara, California 95051 and its telephone number at that location is (408) 733-2020. Unless otherwise indicated by the context, all references to "VISX" or the "Company" include VISX, Incorporated and its subsidiary, VISX Partner, Inc.

                              RECENT DEVELOPMENTS

     On September 29, 1995, the Company received approval from the United States Food and Drug Administration ("FDA") of its pre-market approval ("PMA") application for its proprietary excimer laser system (the "VISX System") for phototherapeutic keratectomy ("PTK") and has commenced United States commercialization of the VISX System for this indication. PTK is a laser surgical procedure for treating corneal pathologies.

     On October 6, 1995, the Company filed a Registration Statement on Form S-3 with the Commission for a public offering of 2,875,000 shares of its Common Stock (including an over-allotment option granted to the underwriters to purchase 375,000 shares). All shares are to be sold by the Company. Dillon, Read & Co. Inc. and PaineWebber Incorporated will serve as managing underwriters for the offering.

     On October 16, 1995, the Company received notice that the Federal Trade Commission ("FTC") is requesting the production of certain documents in connection with an investigation being conducted by the FTC relating to whether or not Pillar Point Partners ("Pillar Point") and/or the companies that formed Pillar Point, VISX and Summit Technology, Inc. ("Summit"), have engaged in any unfair methods of competition in violation of federal trade regulation laws. Pillar Point was formed in 1992 to resolve then-pending patent disputes between VISX and Summit. Trade regulation issues were carefully considered in the structuring of Pillar Point, and VISX believes that Pillar Point was structured in compliance with federal trade regulation laws. In addition, VISX believes that the operation of Pillar Point has been and will be consistent with such laws.

     On October 20, 1995, the FDA's Ophthalmic Devices Advisory Panel gave a favorable recommendation for approval of the Company's PMA application to commercially market and sell the VISX System in the United States for the treatment of low-level myopia. The panel's recommendation is subject to VISX providing the panel with updated follow-up data on patients previously treated with the VISX System. FDA approval of the PMA application will be required prior to United States commercial sale of the VISX System for treatment of low-level myopia. Although the FDA is not bound by the advisory panel's recommendations and there can be no assurance that approval will be received, the FDA tends to accord significant weight to advisory panel recommendations in determining whether to grant PMA.

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                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the following risk factors in addition to the other information in this Prospectus and the documents incorporated by reference herein.

ABSENCE OF PROFITABLE OPERATIONS HISTORY; FLUCTUATIONS IN RESULTS OF OPERATIONS

     The Company began operations in March 1986 and has recorded losses from operations in all years since its inception. At June 30, 1995, the Company had an accumulated deficit of $45.1 million. The Company anticipates continued losses from operations due to ongoing research, development and clinical expenditures as well as increased sales, marketing and manufacturing expenditures to support United States commercial introduction of the VISX System. In addition, the Company's results of operations have in the past fluctuated substantially from period to period, due largely to the timing and amount of orders received from Alcon, and its future results of operations may vary significantly from quarter to quarter, as a result of the amount and timing of revenues from use and equipment royalties paid to Pillar Point, royalties under international licensing arrangements, international equipment sales to Alcon and United States equipment sales. There can be no assurance that the Company will achieve profitability in the future or that profitability, if achieved, will be sustained. FDA approval of an LVC system is of critical importance to the Company and failure of such approval to be granted would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, failure to receive FDA approval for the VISX System for LVC could materially affect the perception of the Company in the marketplace, and could also have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY OF MARKET ACCEPTANCE

     The Company believes that its profitability and growth will depend upon broad acceptance of LVC in the United States and key international markets targeted by the Company. There can be no assurance that LVC will be accepted by either the ophthalmic community or the general population as an alternative to existing methods of treating refractive vision disorders. The acceptance of LVC may be affected adversely by its cost, concerns relating to its safety and efficacy, general resistance to surgery, the effectiveness of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects, and the lack of third-party reimbursement for the procedure. Many consumers may choose not to have LVC due to the availability of nonsurgical methods for vision correction. Any future reported adverse events or other unfavorable publicity involving patient outcomes from use of LVC systems manufactured by any participant in the LVC market could also adversely affect acceptance of the procedure. Market acceptance could also be affected by the ability of the Company and other participants in the LVC market to train a broad population of ophthalmologists in the procedure. Ophthalmologist acceptance could also be affected by the cost of the excimer laser systems used to perform LVC. Promotional efforts by suppliers of products or procedures which are alternatives to LVC, including eyeglasses and contact lenses, may also adversely affect the market acceptance of LVC. The failure of LVC to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS RELATING TO PILLAR POINT PARTNERS

     The agreements establishing Pillar Point (collectively, the "Pillar Point Agreement") contemplate that royalties will be paid to Pillar Point each time a laser system is used to perform LVC in the United States under licenses granted to the Company, Summit or other manufacturers. Should the Company receive PMA from the FDA for LVC, the Company will seek to establish and maintain contractual arrangements permitting it to collect per procedure royalties from use of VISX Systems. There can, however, be no assurance that the Company or Summit will be able to collect such royalties. In forming Pillar Point, the Company and Summit endeavored to structure the operations of the partnership in a manner consistent with antitrust laws. The compliance of Pillar Point with these laws will depend upon the activities of the partners, a determination of what constitutes a relevant market for purposes of such laws, the nature of the patents, the number and

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relative strength of competitors in such markets and numerous other factors, many of which are presently unknown or are beyond the control of Pillar Point, VISX and Summit. No assurance can be given that the activities of Pillar Point will not be challenged under such laws. In March 1995, Pillar Point sued LaserSight, Inc. for patent infringement in the Federal District Court for Delaware. In that action, LaserSight has asserted several affirmative defenses and has entered a declaratory judgment counterclaim asserting, among other things, that the Pillar Point Agreement constitutes patent misuse. Any successful challenge to the operation of Pillar Point or to its patents could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, there can be no assurance that the Pillar Point Agreement will preclude patent disputes with Summit relating to technology not included in Pillar Point in the United States or relating to any technology outside the United States. In particular, Summit has sued VISX in the United States under a patent held by Summit and not licensed to Pillar Point, and VISX has sued Summit in Canada for infringement of certain of VISX's Canadian patents. See
"-- Reliance on Patents and Proprietary Technology; Risks Related to Patent Litigation."

RELIANCE ON PATENTS AND PROPRIETARY TECHNOLOGY; RISKS RELATED TO PATENT
LITIGATION

     Protection of the Company's proprietary technology is important to its business. In the United States, there are a number of patents covering methods and apparatus for performing corneal surgery with ultraviolet lasers, including patents owned by VISX and Summit. Pursuant to the Pillar Point Agreement VISX and Summit each contributed their rights under United States patents previously issued to them covering apparatus and methods for performing ultraviolet laser corneal surgery. The Pillar Point Agreement also provides that certain other patent rights obtained by either VISX or Summit must be contributed or offered to Pillar Point, depending upon the nature of the particular patent rights involved. In addition, there are also multiple foreign patents covering apparatus for performing excimer laser corneal surgery, including patents or patent rights held by VISX, Summit, and others.

     There can be no assurance that the United States patent rights held by Pillar Point or international patents held by VISX will afford any significant degree of protection or provide the Company with a competitive advantage. In particular, there can be no assurance that any such patents will not be challenged, invalidated or circumvented in the future, either in the United States or internationally. Failure to maintain the protection afforded by the patents held by Pillar Point and the Company's international patents would have a material adverse effect on the Company's future revenues and ability to become profitable. Further, there can be no assurance that the patents held by Pillar Point or the Company's international patents will ultimately be found to be valid or enforceable or that the Company's patent rights will deter others from developing substantially equivalent or competitive products.

     In addition, the medical device industry, including the ophthalmic laser sector, has been characterized by substantial litigation, both in the United States and internationally, regarding patents and proprietary rights. The Company is engaged in several pending patent proceedings, both in the United States and internationally. In the United States, Summit has sued the Company for infringement of a patent held by Summit and not licensed to Pillar Point. Internationally, the Company has filed actions alleging infringement of its patents against certain parties in Canada, is involved in opposition proceedings challenging the issuance of certain patents in the European Patent Office ("EPO") and has filed an action alleging patent infringement against a company in Germany. There can be no assurance that additional patent infringement claims in the United States or in other countries will not be asserted against VISX by Summit (limited in the United States to patent rights not included in Pillar Point) or others, or, if asserted, that VISX will be successful in defending against such claims. Furthermore, Pillar Point or VISX may undertake additional infringement actions against others. Infringement actions with respect to United States patents licensed to Pillar Point could be brought or defended by Pillar Point, although the partners would have the right to initiate, pursue, defend or participate in such actions if Pillar Point declined to do so. The defense and prosecution of patent proceedings is costly and involves substantial commitments of management time. Adverse determinations in litigation or other patent proceedings to which the Company currently is or may become a party could subject the Company to significant liabilities to third parties and require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing

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or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products in one or more markets, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's marketing agreement with Alcon is terminable if any of the Company's patent rights is found to be unenforceable or invalid in the United States, which could adversely affect the marketing of the VISX System.

LACK OF FDA APPROVAL FOR LVC; GOVERNMENT REGULATION

     LVC systems, including the VISX System, are regulated in the United States as medical devices by the FDA under the federal Food, Drug, and Cosmetic Act ("FDC Act") and, as such, require FDA approval of a PMA application prior to commercial sale in the United States. The process of obtaining approval of a PMA application is lengthy, expensive and uncertain, generally takes several years or longer to complete, if approval is obtained at all, and requires the submission of extensive clinical data and supporting information to the FDA. The PMA process also typically requires a public hearing before an advisory panel comprised of experts in the relevant field. The FDA is not bound by the advisory panel's recommendations; however, it tends to accord them significant weight.

     On September 29, 1995, the Company received FDA approval of its PMA application for the VISX System for PTK. On October 20, 1995, the FDA's Ophthalmic Devices Advisory Panel gave a favorable recommendation for approval of the Company's PMA application for the VISX System for treatment of low-level myopia. The panel's recommendation is subject to VISX providing the panel with certain additional updated follow-up data on patients previously treated with the VISX System. Although the FDA is not bound by the advisory panel's recommendations and there can be no assurance that such approval will be received, the FDA tends to accord significant weight to advisory panel recommendations in determining whether to grant PMA. In light of the favorable panel recommendation, the FDA will continue its review of the Company's PMA application, particularly in light of the observations and recommendations made by the panel. The favorable panel recommendation does not assure receipt of PMA, and the time frame required to obtain a PMA following the panel recommendation could be significant. Accordingly, there can be no assurance as to when or whether the Company will receive PMA for the VISX System for LVC. Summit has received FDA approval of its PMA application for treatment of nearsightedness using LVC. The failure of LVC systems to be approved by the FDA would have a material adverse effect on the Company's business, financial condition and results of operations.

     In June 1995, the FDA promulgated a draft proposal entitled "FDA Guidance for Photorefractive Keratectomy Laser Systems: IDE Studies and PMA Applications." The proposal, which would add substantial additional requirements for LVC clinical trials, is intended to supersede prior draft guidelines promulgated by the FDA in 1990 but never finalized. In July 1995, at a public hearing regarding the draft proposal, the FDA and the Ophthalmic Devices Advisory Panel heard recommendations from various industry sources. It is uncertain as to whether the FDA will accept all or any of the recommended changes to the draft proposal. FDA implementation of some or all of proposal's recommendations could, particularly if such implementation is retroactive, require the Company to submit additional clinical data, including data not collected in the Company's United States clinical trials. Such implementation could therefore substantially delay receipt of PMA for the VISX System for LVC and increase the likelihood that the Company will not be able to obtain such approval.

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     Products manufactured or distributed by the Company pursuant to a PMA will be subject to pervasive and continuing regulation by the FDA. The FDC Act also requires the Company to manufacture its products in accordance with its Good Manufacturing Practices ("GMP") regulations. The Company's facilities are subject to periodic GMP inspections by the FDA. These regulations impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities. The FDA has proposed amendments to the GMP regulations which will likely increase the cost of compliance with GMP requirements. Labeling and promotional activities are subject to scrutiny by the FDA, and current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. Noncompliance with applicable requirements can result in, among other things, warning letters, fines, injunctions, penalties, recall or seizure of products, total or partial suspension of production, denial or withdrawal of premarket approval of devices, and criminal prosecution. Changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect on the Company's business, financial condition or results of operations.

     International sales of LVC systems, including the VISX System, are subject to regulations governing the sale of medical devices in the countries in which these systems are sold, as well as to FDA export clearances. International regulatory requirements vary by country and there can be no assurance that VISX will receive additional international regulatory approvals or meet requirements for ongoing commercial sales, or as to the associated cost or delay. Failure to receive approval in, or meet the requirements of, any country would prevent the Company from selling its products in such country, which could adversely affect the Company's results of operations.

LACK OF LONG-TERM FOLLOW-UP DATA; UNDETERMINED MEDICAL RISKS

     Concerns with respect to the safety and efficacy of LVC include predictability and stability of results. Potential complications and side effects include: post-operative discomfort; corneal haze during healing (an increase in the light scattering properties of the cornea); glare/halos (undesirable visual sensations produced by bright lights); decreases in contrast sensitivity; temporary increases in intraocular pressure in reaction to procedure medication; modest fluctuations in refractive capabilities during healing; modest decrease in best corrected vision (i.e., with corrective eyewear); unintended over- or under-corrections; regression of effect; disorders of corneal healing; corneal scars; corneal ulcers and induced astigmatism. There can be no assurance that long-term follow-up data will not reveal additional complications that may have a material adverse effect on acceptance of LVC which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. Concern over the safety of LVC or other procedures could in turn adversely affect market acceptance of LVC and the VISX System or result in adverse regulatory action, including product recalls, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON THIRD-PARTY SALES AND MARKETING; RISKS ASSOCIATED WITH INTERNATIONAL SALES

     Alcon Laboratories, Inc. and its affiliates ("Alcon") serves as the Company's exclusive international distributor and has exclusive domestic sales and marketing rights. Accordingly, the Company is entirely dependent upon the efforts of Alcon for international sales of VISX Systems and will be dependent upon Alcon for domestic product sales. Furthermore, the Company's international marketing agreement with Alcon does not contain specified minimum purchase commitments and requires annual agreement on unit pricing and number of systems to be purchased by Alcon. The agreement provides that disputes thereunder as to pricing and certain other matters are to be resolved by binding arbitration. The Company's domestic agreement provides that sales targets are also subject to binding arbitration if not agreed upon by the parties. Both agreements also require the Company to indemnify Alcon and its affiliates for damages, up to an aggregate of $4.0 million, arising out of certain potential claims, including personal injury and patent infringement claims. As part of ongoing settlement discussions among VISX, Alcon and other participants in

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VISX's pending shareholder derivative litigation, it is possible that the resolution of such litigation could include a restructuring of the existing agreements and relationship between VISX and Alcon.

     International sales may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing and coordinating communications among and managing international operations. Additionally, the Company's business, financial condition and international results of operations may be adversely affected by increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices, and competition.

COMPETITION AND TECHNOLOGICAL CHANGE

     The medical device and ophthalmic laser industries are subject to intense competition and technological change. LVC using excimer laser systems for treatment of refractive disorders competes with eyeglasses, contact lenses and radial keratotomy ("RK"), as well as with other technologies and surgical techniques currently under development, such as corneal implants and surgery using different types of lasers. In the United States, the Company believes that it and Summit are the leading manufacturers of excimer laser systems. In September 1995, Summit announced that it received an approvable letter from FDA for its PMA application for LVC for treatment of nearsightedness. Summit has indicated that the approvable letter positions Summit to receive FDA approval to market its LVC system for treatment of nearsightedness by the end of 1995. An LVC approval would enable Summit to commence commercial sale of its laser system for LVC in the United States prior to the Company, which, although the Company would receive per procedure and equipment royalties through Pillar Point, would afford Summit a competitive advantage with respect to equipment sales for LVC.

     Use of the VISX System for PTK to treat corneal pathologies competes with corneal transplants, surgery and drug treatments. The VISX System also competes with products marketed or under development by other laser and medical equipment manufacturers, many of which may have greater financial and other resources than the Company. Additionally, competitors, both in the United States and abroad, may enter the excimer laser equipment manufacturing business or acquire existing companies. Such competitors may be able to offer their products at a lower cost or may develop procedures that involve a lower per procedure cost. Competition from new entrants may be particularly prevalent in those countries where significant regulatory approvals are not required. In addition, medical companies, academic and research institutions and others could develop new therapies, including new medical devices or surgical procedures, for the conditions targeted by the Company, which therapies could be more medically effective and less expensive than LVC, and could potentially render LVC obsolete. Any such developments could have a material adverse effect on the business, financial condition and results of operations of the Company.

VOLATILITY OF STOCK PRICE

     The Company's Common Stock has experienced substantial price volatility, and such volatility may occur in the future. In addition, the stock market from time to time has experienced extreme price and volume fluctuations that have affected the market price of many companies and have often been unrelated to the operating performance of particular companies. Factors such as developments with respect to the Company's PMA applications and clinical trials, fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, developments with respect to patents or proprietary rights and litigation relating thereto, public concern as to the safety of products developed by the Company or others, changes in recommendations of securities analysts and general market conditions may have a significant effect on the market price of the Company's Common Stock.

PRODUCT LIABILITY AND INSURANCE

     Inherent in the testing and use of human health care devices is the potentially significant risk of physical injury to patients which could result in product liability or other claims based upon injuries or alleged injuries associated with a defect in the product's performance, which may not become evident for a number of years. The VISX System includes high-voltage power supplies, cryogenic subsystems, high-pressure gases, toxic gases, and other potentially hazardous factors. In the event of an accident, the Company could be liable for

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any damages that result, and any such liability could exceed the resources of the Company. VISX maintains a "claims made" product liability insurance policy in the amount of $4.0 million, which is the maximum payout for all claims that could be made during the policy period. The inability of the Company to maintain adequate insurance coverage as well as any product liability or personal injury claims in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations.

MANUFACTURING RISKS

     The Company currently does not have experience manufacturing its VISX System in large-scale, commercial quantities. In the event that the Company receives FDA approval for LVC, the Company would need to hire and train additional manufacturing personnel to meet increased production requirements. In addition, the Company contracts with third parties for the manufacture or assembly of certain components. Several of these components are currently provided by a single vendor. If any of these suppliers were to cease providing components to the Company, the Company would be required to locate and contract with a substitute supplier, and there can be no assurances that such substitute supplier could be located and qualified in a timely manner or could provide required components on commercially reasonable terms. A failure to increase production volumes in a cost-effective or timely manner, or an interruption in the manufacturing of VISX Systems, could have a material adverse effect on the Company's business, financial condition and results of operations.

FUTURE CAPITAL REQUIREMENTS

     Although the Company anticipates that the net proceeds of this Offering will be sufficient to meet the Company's capital requirements for at least the next 24 months, there can be no assurance that the Company will not require additional financing. The Company's future liquidity and capital requirements will depend upon numerous factors, including the timing of FDA approval of an LVC system. Future financings may result in the issuance of senior securities or in dilution to holders of the Common Stock. Any such financing, if required, may not be available on satisfactory terms or at all.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of March 27, 1995 by each Selling Stockholder. Since March 27, 1995, the beneficial ownership of Selling Stockholders has changed due primarily to sales of shares of Common Stock offered hereby and to other sales and purchases of Common Stock by Selling Stockholders.

                                       BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                          BEFORE OFFERING                          AFTER OFFERING
                                       ---------------------    SHARES     ------------------------------
         SELLING STOCKHOLDER           SHARES      PERCENT      OFFERED    SHARES          PERCENT
-------------------------------------  -------    ----------    -------    ------    --------------------
Morgan Guaranty Trust Company of New
  York...............................  250,000        2.1%      250,000        --             --
Allen & Company Incorporated(1)......  250,000        2.1       200,000    50,000              *
Citiperformance Portfolio, S.A.......  200,000        1.7       200,000        --             --
Charles Moore........................  150,000        1.3       150,000        --             --
PaineWebber Growth Fund..............  130,354        1.1        92,500    37,854              *
Brae Group, Inc......................  100,000          *       100,000        --             --
Gregory P. Shlopak...................  100,000          *       100,000        --             --
Patrick D. Brady.....................   25,000          *        25,000        --             --
Steven R. Berrard....................   25,000          *        25,000        --             --
M.H. Whittier Corporation............   20,000          *        20,000        --             --
PaineWebber Growth Portfolio.........   30,000          *         7,500    22,500              *
Laura Lee W. Woods 1966 Trust........    7,000          *         7,000        --             --
Winifred W. Rhodes-Bea 1966 Trust....    5,000          *         5,000        --             --
O. Whittier Testamentary Trust UDD
  1-1-76 ............................    5,000          *         5,000        --             --
Laure L. Woods 1983 Trust............    5,000          *         5,000        --             --
H.W. Woodward 1966 Trust FBO M.
  Constance .........................    5,000          *         5,000        --
Frontiere Family Revocable Trust.....    3,000          *         3,000        --             --

---------------

*   Less than one percent of the outstanding Common Stock.

(1) Allen & Company Incorporated has served as financial advisor to the Company and acted as Placement Agent on behalf of the Company for the private placement of the Common Stock being offered hereby.

                              PLAN OF DISTRIBUTION

     Shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the Shares being offered hereby: (i) on the Nasdaq National Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or
(ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The Selling Stockholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. The Company has agreed to indemnify the Selling Stockholders against certain liabilities arising under the Securities Act.

     Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     The Company has advised the Selling Stockholders that the anti-manipulation Rules 10b-6 and 10b-7 under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this Prospectus to purchasers on or prior to sales of the Shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

     In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Common Stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     At the time a particular offer of the shares of Common Stock registered hereunder is made, if required, a Prospectus Supplement will be distributed that will set forth the number of shares being offered and the terms of the offering including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter for securities purchased from, any discount, commission and other item constituting compensation and any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     There can be no assurance that the Selling Stockholders will sell all or any of the shares of Common Stock offered hereunder.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon by Wilson, Sonsini, Goodrich, & Rosati, Professional Corporation, Palo Alto, California, counsel to the Company.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.